Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

April 15, 2025

VIA EDGAR TRANSMISSION

Mr. Jeffrey W. Long

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FS MVP Private Markets Fund (Registration Nos. 333-274725; 811-23656)

Dear Mr. Long:

The following responds to the Securities and Exchange Commission (“SEC”) Staff’s comments that you provided by telephone, relating to the March 31, 2024 annual report (the “Annual Report”) of FS MVP Private Markets Fund (the “Fund” or “Registrant”) filed on Form N-CSR on June 7, 2024 or the applicable filing referenced within the comment. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Fund’s response. All disclosure changes will be reflected in future filings.

For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Registrant’s response.

1.	Comment: Please disclose the class of shares held by the Fund for each of its short-term investments listed under the Consolidated Schedule of Investments in future filings.

Response: The Fund confirms the requested disclosure will be included in future shareholder reports.

2.	Comment: Please confirm if all of the securities held by the Fund as of March 31, 2024 in the Consolidated Schedule of Investments are income producing. If not, please disclose the non-income producing securities with the appropriate footnote in future filings.

Response: The Fund confirms the requested disclosure will be included in future shareholder reports.

3.	Comment: Footnote (c) under the Financial Highlights notes that the “Expense ratios have been annualized…” Please confirm if this is accurate for the fiscal years ended March 31, 2023 and March 31, 2024 and if not, please update the footnote in future filings.

Response: The Fund confirms that the ratios are annualized but because they are presented in the annual report, thereby making them annualized, the footnote language is not necessary and will be removed in future shareholder reports.

4.	Comment: Under the Consolidated Statement of Operations, there is a “Liability for taxes on realized/unrealized gain on investments.” Please confirm if this amount is included in the Fund’s Consolidated Financial Highlights and the Fund’s fee table. If it is not included, please explain why per Form N-2.

Response: The Registrant notes that, as requested, the Consolidated Financial Highlights that were included in its filing on Form N-CSR for the fiscal period ended September 30, 2024, as amended, was reflective of the impact of any deferred tax liability or asset. The Registrant further notes that the Fund will reflect any such amounts in its fee table, after the consideration of reasonable and appropriate factors when so calculating.

5.	Comment: In the Fund’s prospectus dated July 29, 2024, the fee table includes the investment management fee of 1.25% for all share classes. Please confirm if the investment management fee should be revised to be higher given the fee is based on the Fund’s Managed Investments and the Fund has borrowings.

Response: The Registrant respectfully notes that it believes the use of 1.25% is the appropriate presentation. To the extent it determines that factors, including the past history, dictate the presentation of a rate that is not estimated based on the previous year, it will explain how such estimate was calculated in the aforementioned footnote.

6.	Comment: In the certifications required by Rule 30a-2(a), please update Item 4(d) within the certifications to align with the most recent language included within the certification on Form N-CSR.

Response: The Fund confirms the requested disclosure will be revised in future shareholder reports.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1146.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

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